UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)
_______________
NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company)

NOVEN PHARMACEUTICALS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

670009109
(Cusip Number of Class of Securities)
_______________

Peter Brandt
President and Chief Executive Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186
(305) 253-5099

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
(212) 474-1293

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2009, amends and supplements Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009 and Amendment No. 2 thereto on August 10, 2009, by Noven Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the cash tender offer by Northstar Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Hisamitsu U.S., Inc. (“Holdings”), a Delaware corporation and a wholly owned subsidiary of Hisamitsu Pharmaceutical Co., Inc. (“Parent”), a company organized under the laws of Japan, to purchase all the issued and outstanding common stock of the Company, par value $0.0001 per share, at a price of $16.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser, Holdings and Parent with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009 and Amendment No. 2 thereto on July 30, 2009, as exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.

Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 9.              Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Document
(a)(7)	Slide Presentation to Noven Employees on August 11, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVEN PHARMACEUTICALS, INC.

By:	/s/ Peter Brandt
Name: Peter Brandt
Title: President and Chief Executive Officer

Dated: August 11, 2009

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